September 12, 2022

Via Email

Steven B. Boehm
Eversheds Sutherland
700 6th St., N.W.
Washington, DC 20001
stevenboehm@eversheds-sutherland.com

         Re:   NC SLF Inc.
               Registration Statement on Form N-2
               File No. 811-23818

Dear Mr. Boehm:

        On August 12, 2022, you filed a registration statement on Form N-2 on behalf of NC SLF
Inc. (the    Fund   ). We have reviewed the registration statement and have
provided our comments
below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. You state that you have filed the registration statement pursuant to the Investment Company
   Act of 1940 (   1940 Act   ) and that shares are not being registered under
the Securities Act of
   1933 (   Securities Act   ). Please add a facing sheet and omit references
to the Securities Act
   on the facing sheet. See Paragraph 1 of    Instructions    in Form N-2.

Page i

2. In the sixth paragraph, disclosure states,    Purchasers of Shares of the
Fund will become
   bound by the terms and conditions of the Charter.    Please revise
Purchases of Shares of the
   Fund will become bound by . . .    to    Shares of the Fund are subject to .
.. . .

Page iii     Table of Contents

3. You have filed the registration statement under the 1940 Act only. Please revise the registration statement to align with General Instruction G.3. of Form N-2 ( A registration statement or an amendment to it that is filed under only the Investment Company Act shall consist of the facing sheet of the Form, responses to all items of Parts A and B except Items
   1, 2, 3.2, 4, 5, 6, and 7 of Part A, responses to all items of Part C except Items 25.2.h, 25.2.l,

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     25.2.n, 25.2.o, and 25.2.s, required signatures, and all other documents that are required or
    which the Registrant may file as part of the registration statement.   ).
Please add cross-
    references to the Table of Contents so that an investor understands which Items are omitted or included and why. Please delete and/or integrate into an appropriate location in the registration statement Items that should be omitted, such as Item 3.2 (Summary and
    Summary of Terms and Conditions) and Item 7 (Use of Proceeds).

Page 1 - Summary

4. In the first paragraph, please add disclosure under Item 8.2.a, 8.2.b.2, and 8.2.c of Form N-2.
   For example, please:
        x   State whether the Fund   s objective may be changed without a
shareholder vote;
        x   Disclose the industry or group of industries in which the Fund does or will
            concentrate, and
        x   Identify the Fund   s fundamental investment policies within the
meaning of sec. 8(b)
            of the 1940 Act.
5. In the second paragraph, disclosure refers to    scalable revenues    and
performing    U.S.
   middle-market companies. Please describe these terms using clear and concise language.

6. In the fourth paragraph, disclosure describes leverage and the Fund   s
asset coverage
   requirements. As a closed-end fund, the Fund is now subject to a number of legal and accounting requirements that differ from, and in some cases are more restrictive than, the requirements the Fund was subject to as a business development company. Asset coverage is one example.
    x   Please explain supplementally the steps the Fund has taken to maintain compliance with
        legal and accounting requirements as a result of the Fund   s election
to withdraw its status
        as a business development company and to register as a closed-end fund.
    x   Please disclose any anticipated changes in the Fund   s operations as a
result of coming
        into compliance with non-business development company provisions of the 1940 Act.

Page 2     The Private Offering

7. In the first paragraph, disclosure refers to the Fund   s    common shares
of beneficial interest.
   Please confirm that this statement is accurate. The Fund   s organizational
documents refer to
   shares of common stock.

8. In the third paragraph, disclosure refers to the Fund   s ability to pursue
one or any
   combination of remedies, as set forth in the Subscription Agreement, if an investor fails to honor its funding obligations. Please briefly summarize such remedies in this paragraph.




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 Page 3     Investment Period

9. In the second paragraph, disclosure refers to a    return of capital.
Please describe the term
   using clear and concise language.

Page 4     Summary of Terms and Conditions

10. In the first paragraph of the section titled,    The Fund,    disclosure
states that the    Fund
    operated as a BDC until August 12, 2022, whereupon it withdrew its election to be regulated as a BDC pursuant to Section 54(c) of the 1940 Act and filed a notice of registration under
    Section 8 of the 1940 Act in order to register as a closed-end management investment
    company.    Please tell us whether and when the Fund obtained shareholder approval to cease
    being a business development company in accordance with section 58 of the 1940 Act.

Page 7     Transfer Restrictions

11. Please add disclosure that explains whether the Fund will offer a share repurchase program.
    If the Fund will offer such a program, please add disclosure related to the program and accompanying risks.

Page 8     The Fund is subject to risks related to its business and structure.

12. In the eleventh bullet point, disclosure refers to environmental, social, and governance
    (   ESG   ) factors that may adversely affect the Fund   s business or
those of its portfolio
    companies. Such risks are also mentioned on page 44 of the prospectus. However, it is unclear whether the disclosure is referring to external and independent ESG factors that
    might affect the Fund   s or portfolio companies    business or to ESG
factors that the Fund
    applies as part of its investment strategies, or both. Please clarify what you mean.

Page 9     The Fund is subject to risks related to its operations.

13. In the sixth bullet point, disclosure refers to the Fund   s exposure to
industries. Please revise
    the registration statement to clarify whether the Fund will or will not concentrate. For
    example, the Fund   s most recent annual report states that it invested
27.8% of its assets in the
       Services: Business    industry. Please add disclosure regarding the Fund
  s fundamental
    investment restriction regarding industry concentration. See Item 8.2. and
Item 17 of
    Form N-2.

Page 10     Summary of Fund Expenses

14. Please align the fee table formatting with the requirements of Item 3.1 of Form N-2. For example, please ensure proper indentation, bold captions, etc.

15. In footnote 2, disclosure states that the Fund will not incur any leverage, other than the
    Subscription Facility. Please disclose the effects of the use of leverage as required by Item
    8.3.a. of Form N-2.

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 16. Please consider modifying footnote 1 to help the reader better understand the assumptions of the management fee estimate, which, as Staff understands it, is that the management fee, expressed as a percentage of net assets, in the Summary of Fund Expenses is based on the actual management fee incurred for the six months ended June 30, 2022, adjusted to reflect the new management fee schedule approved on August 9, 2022. The footnote to this line item may disclose the management as a percentage of gross assets. Please include in the footnote a cross-reference to a discussion of the Item 9.1.b. discussion of the management fee. The Item 9.1.b. discussion should disclose the management fee as a percentage of average net assets as well as gross assets. See Item 3, Instr. 7 and Item 9.1.b.3., Instrs. 1 and
    2 of Form N-2.

17. Notwithstanding the sophisticated nature of the Fund   s investors,
management fee
    adjustments for    withheld amounts    are complex and should be supported
by examples that
    demonstrate their operation and subsequent reversal. Staff notes the Fund s response in correspondence dated May 13, 2021 to a similar request and in that regard would like to clarify that Staff is not requesting the Fund to speculate as to future outcomes but to provide worked examples.

18. Please confirm the accuracy of the estimate of interest payments on borrowed funds given the recent increase in LIBOR.

19. Please confirm the accuracy of the year 5 and 10 expense estimates included in the expense example on page 10 as Staff is recalculating higher estimates.

Investment Objective and Strategies

20. Please add to the beginning of this section the following bullet points:
    x   The Fund   s shares will not be listed on an exchange and it is not
anticipated that a
        secondary market will develop. Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.
    x   The amount of distributions that the Fund may pay, if any, is uncertain.
    x   The Fund may pay distributions in significant part from sources that may not be available
        in the future and that are unrelated to the Fund   s performance, such
as from offering
        proceeds, borrowings, and amounts from the Fund   s affiliates that are
subject to
        repayment by investors.

Page 18     Directors

21. Please revise the director table to include all columns, captions, and other disclosure required under Item 18.1. of Form N-2.




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 Page 22     The Board   s Role in Risk Oversight

22. In the second paragraph, disclosure states,    The Special Transactions
Committee   s risk
    oversight responsibilities include reviewing and making certain findings in respect of co-
    investment transactions and monitoring compliance with the conditions of the co-investment exemptive relief that the Fund has been granted by the SEC on June 7, 2019
(the    Order   ), as
    well as certain other matters pertaining to potential or actual conflicts
of interest.    The Fund
    obtained co-investment relief when it operated as a business development company. The
    Fund also appears to have relied on temporary relief granted by the staff regarding certain co-
    investments. See Page F-21, Notes to Consolidated Financial Statements. Please explain how the Fund will comply with the terms and conditions of such relief.

Page 24     Investment Management Agreement

23. Please add all disclosure required under Item 9.1.b. of Form N-2 (e.g., For each adviser, disclose name, address, description of experience, and if controlled, name that person and the nature of its business.). Also, please state that the discussion regarding
the board   s basis for
    approving the advisory contract is included in the annual/semi-annual report, as applicable and provide the period covered by the report.

Page 28     Investment Committee

24. Please state that the statement of additional information provides additional information
    about the portfolio managers    compensation, other accounts managed, and
ownership of
    securities in the Fund. See Item 9.1.c. of Form N-2.

Page 31     Compliance Policies and Procedures

25. After the section titled,    Compliance Policies and Procedures,    or
elsewhere, please add
    disclosure under Item 10 of Form N-2 regarding capital stock, rights of security holders, a dividend reinvestment plan, long-term debt, and a chart of outstanding securities.

Page 37     There is uncertainty as to the value of the Fund   s Portfolio
Investments.

26. In the last paragraph, disclosure states,    The Fund utilizes independent
third-party and
    unaffiliated valuation firms for the purposes of valuing its Portfolio Investments. The valuations of such third-party and unaffiliated valuation firms are provided to the Audit
    Committee without adjustment.    On page F-14 of    Notes to Consolidated
Financial
    Statements,    disclosure states,    to the extent the Company   s assets
are treated as    plan assets
    for purposes of ERISA, the Sub-Administrators will determine valuations using only those valuation methodologies reviewed and approved by the Audit Committee and the Board, and the Board will accept such valuations prepared by the Sub-Administrators in accordance
    therewith.    Please modify the disclosures referenced above, and any other similar valuation
    related disclosure, as appropriate, to clarify that the Board will satisfy its good faith valuation obligations.



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 Page 41     The Fund may be subject to limitations as to how borrowed funds may be used.

27. Disclosure refers to the possibility that the Fund will issue preferred stock. Please confirm that the Fund will not issue preferred stock within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.
Page 81     Certain Provisions of the MGCL and the Charter and Bylaws
28. Please add disclosure regarding the following:
    x   Election of Directors; Term
    x   Number of Directors; Vacancies; Removal
    x   Action by Stockholders
    x   Advance Notice Provisions for Shareholder Nominations and Shareholder
Proposals
    x   Calling of Special Meeting of Shareholders
    x   Approval of Certain Matters
    x   Appraisal Rights
    x   Business Combinations
    x   Control Share Acquisitions
    x   Forum Selection Clause
    x   Conflict with the 1940 Act

Page 85     Independent Registered Public Accounting Firm; Legal Counsel

29. Please revise the caption or include legal counsel in this section. Currently, legal counsel appears in the next section.

Page 86     Additional Information

30. After the section titled,    Additional Information,    please add a
statement of additional
    information and the disclosure required by Items 14-24 of Form N-2.

Page C-1     Part C

31. In Item 25, disclosure states that the financial statements of the Fund are included in Part A
    of this Registration Statement.    However, the financial statements appear
to be in Part C.
    Please revise.

Page C-3     Item 28. Persons Controlled by or Under Common Control

32. Disclosure states that the information regarding persons controlled by or under common
    control is incorporated by reference under the headings,    The Fund    and
   Management of the
    Fund.    We do not see such disclosure. Please add a cross-reference to the page on which
    such information is disclosed; otherwise, please add such disclosure in this section.




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 Page C-4     Item 34. Undertakings

33. Please add the required undertaking in Item 34.7 or explain why it is not necessary. See
    Items 34.7 of Form N-2 (to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information).


                                     *   *    *        *     *   *

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please respond to our comments in correspondence filed on EDGAR and in an amendment to the registration statement, as applicable.

       Should you have any questions regarding this letter, please contact me at (202) 551-5166 or John Kernan, Staff Accountant, at (202) 551-4653.

                                                           Sincerely,
                                                           /s/ Lisa N. Larkin
                                                           Lisa N. Larkin
                                                           Senior Counsel

cc:    John Kernan, Staff Accountant
       John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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